Exhibit 99.1

July 29, 2019

TSX: SAM

Starcore Reports Year End 2019 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) has filed the results for the year end dated April 30, 2019 for the Company and its mining operations in Queretaro, Mexico and toll processing operations in Matehuala, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Financial Highlights for the year ending April 30, 2019 (audited):

•	Cash on hand is $2.5 million at April 30, 2019;
•	Gold and silver sales of $32.8 million, including $5.7 million of purchased concentrate processing revenue;
•	Net loss of $11.8 million, or $0.24 per share, which includes a non-cash impairment charge of $4.8 million against mining assets;
•	EBITDA(1) of $(24);

The following table contains selected highlights from the Company’s audited consolidated statement of operations for the year ended April 30, 2019 and April 30, 2018:

(in thousands of Canadian dollars) (audited)	Year Ended April 30, 2019	Year Ended April 30, 2018
Revenues	$32,795	$27,807
Cost of Sales	(32,759)	(32,735)
Earnings (Loss) from mining operations	36	(4,928)

Administrative Expenses	(4,284)	(5,291)
Impairment of Mining Interest, plant and equipment	(4,804)	(6,713)
Allowance for receivables	(441)	-
Disposal of Exploration and Evaluation Asset	(82)	(1,013)
Income tax recovery (expense)	(2,229)	5,945
Net Loss	$ (11,804)	$ (12,000)
(i) Income (Loss) per share – basic	$(0.24)	$(0.24)
(ii) Income (Loss) per share – diluted	$(0.24)	$(0.24)

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone: (604) 602-4935     e-mail. investor@starcore.com      website:  www.starcore.com

Reconciliation of Net income to EBITDA(1)
(in thousands of Canadian dollars) (Unaudited)	Year Ended April 30, 2019	Year Ended April 30, 2018
Net Loss	$(11,804)	$(12,000)
Allowance for receivable	441	-
Disposal of Exploration and Evaluation Asset	82	1,013
Impairment of Mining Interest, plant and equipment	4,804	6,713
Income tax expense (recovery)	2,229	(5,945)
Interest	325	83
Depreciation and depletion	3,899	4,913
EBITDA	$(24)	$(5,223)
EBITDA MARGIN(2)	(0.1%)	(18.8%)

(1)

EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

(2)

EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the year ended April 30, 2019:

•	Equivalent gold production of 16,392 ounces;
•	Mine operating cash cost of US$1,061/EqOz;
•	All-in sustaining costs of US$1,336/EqOz;

The following table is a summary of mine production statistics for the San Martin mine three and twelve months ended April 30, 2019 and for the previous twelve months ended April 30, 2018:

	Unit of measure	Actual results for 3 months ended April 30, 2019	Actual results for 12 months ended April 30, 2019	Actual results for 12 months ended April 30, 2018
Production of Gold in Dore	thousand ounces	3.6	13.7	11.9
Production of Silver in Dore	thousand ounces	37.7	224.5	102.1
Equivalent ounces of Gold	thousand ounces	4.1	16.4	13.2

Silver to Gold equivalency ratio		84.9	81.9	78.2
Gold grade	grams/tonne	1.83	1.63	1.62
Silver grade	grams/tonne	29.9	39.6	21.3
Gold recovery	percent	86.0%	86.2%	84.5%
Silver recovery	percent	54.4%	58.4%	55.2%
Milled	thousands of tonnes	72.0	301.9	269.6
Operating Cost per tonne milled	US dollars/tonne	61	58	61
Operating Cost per Equivalent ounce	US dollars/ounces	1,081	1,061	1,237

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA

Telephone: (604) 602-4935
Facsimile: 1-604-602-4936

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.